# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: UP Fintech Holding Ltd, CIK 0001756699
CUSIP: 91531W106
Title of class of securities: Class A ordinary shares, US$0.00001 par value per share
Address of issuer's principal executive offices: 1 Raffles Place,, #35-61 One Raffles Place,, Singapore, Singapore (U0), 048616
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-20-034056
Filed by CIK 0001765660

## Reporting persons
- People Better Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 94,054,395; shared voting power 0; sole dispositive power 94,054,395; shared dispositive power 0; aggregate amount beneficially owned 94,054,395 (3.5% of the class)
  Comment: The shares reported above represent 94,054,395 Class A ordinary shares in the form of ADSs held by People Better Limited. Each ADS represents 15 Class A ordinary shares of the Issuer.
  
  Row 11 is calculated based on 2,665,529,727 total outstanding Class A ordinary shares on an as-converted basis as of June 30, 2025, as reported by the Issuer's current report on Form 6-K filed on August 27, 2025.
- Fast Pace Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 110,977,732; shared voting power 0; sole dispositive power 110,977,732; shared dispositive power 0; aggregate amount beneficially owned 110,977,732 (4.1% of the class)
  Comment: The shares reported above represent (i) 94,054,395 Class A ordinary shares in the form of ADSs directly held by People Better Limited, and (ii) a promissory note convertible into 16,923,337 Class A ordinary shares within 60 days of the date of this Amendment held by Green Better Limited. People Better Limited and Green Better Limited are each wholly owned by Fast Pace Limited. Each ADS represents 15 Class A ordinary shares of the Issuer.
  
  Row 11 is calculated based on 2,665,529,727 total outstanding Class A ordinary shares on an as-converted basis as of June 30, 2025, as reported by the Issuer's current report on Form 6-K filed on August 27, 2025.
- Xiaomi Corporation: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 110,977,732; shared voting power 0; sole dispositive power 110,977,732; shared dispositive power 0; aggregate amount beneficially owned 110,977,732 (4.1% of the class)
  Comment: The shares reported above represent (i) 94,054,395 Class A ordinary shares in the form of ADSs directly held by People Better Limited, and (ii) a promissory note convertible into 16,923,337 Class A ordinary shares within 60 days of the date of this Amendment held by Green Better Limited. People Better Limited and Green Better Limited are each wholly owned by Fast Pace Limited. Fast Pace Limited is a wholly owned by Xiaomi Corporation. Each ADS represents 15 Class A ordinary shares of the Issuer.
  
  Row 11 is calculated based on 2,665,529,727 total outstanding Class A ordinary shares on an as-converted basis as of June 30, 2025, as reported by the Issuer's current report on Form 6-K filed on August 27, 2025.

## Item 1. Issuer
Name of issuer: UP Fintech Holding Ltd
Address of issuer's principal executive offices: 1 Raffles Place, #35-61 One Raffles Place, Singapore (048616)

## Item 2. Person Filing
Name of person filing:
(i) People Better Limited;
(ii) Fast Pace Limited; and
(iii) Xiaomi Corporation (collectively, the "Reporting Persons")

Explanatory Note

This Amendment No. 1 (this "Amendment") amends, in its entirety, the statement on Schedule 13G originally filed on February 13, 2020 by the Reporting Persons. This Amendment is being filed to disclose that the Reporting Persons have ceased to be the beneficial owners of more than five percent of the outstanding shares of the Issuer. This Amendment is the final amendment to the Schedule 13G and constitutes an exit filing for each Reporting Person.
Address of principal business office or, if none, residence:
For People Better Limited
c/o Vistra Corporate Services Centre
Wickhams Cay II, Road Town
Tortola, VG1110, British Virgin Islands

For Fast Pace Limited
c/o Start Chambers, Wickham's Cay II, P. O. Box 2221, Road Town
Tortola, British Virgin Island

For Xiaomi Corporation
c/o Maples Corporate Services Limited, PO Box 309, Ugland House
Grand Cayman, KY1-1104, Cayman Islands
Citizenship:
People Better Limited - British Virgin Islands
Fast Pace Limited - British Virgin Islands
Xiaomi Corporation - Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
People Better Limited: 94,054,395
Fast Pace Limited: 110,977,732
Xiaomi Corporation: 110,977,732
Percent of class:
People Better Limited: 3.5%
Fast Pace Limited: 4.1%
Xiaomi Corporation: 4.1%
Sole power to vote or to direct the vote:
People Better Limited: 94,054,395
Fast Pace Limited: 110,977,732
Xiaomi Corporation: 110,977,732
Shared power to vote or to direct the vote:
People Better Limited: 0
Fast Pace Limited: 0
Xiaomi Corporation: 0
Sole power to dispose or to direct the disposition:
People Better Limited: 94,054,395
Fast Pace Limited: 110,977,732
Xiaomi Corporation: 110,977,732
Shared power to dispose or to direct the disposition:
People Better Limited: 0
Fast Pace Limited: 0
Xiaomi Corporation: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit No. Description

99.1 Joint Filing Agreement

## Signatures
- People Better Limited: /s/ Sai Wai Alain Lam, Sai Wai Alain Lam, Director (11/13/2025)
- Fast Pace Limited: /s/ Sai Wai Alain Lam, Sai Wai Alain Lam, Director (11/13/2025)
- Xiaomi Corporation: /s/ LEI Jun, LEI Jun, Chairman, Executive Director and CEO (11/13/2025)